

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2015

<u>Via E-mail</u>
David Rogers
Chief Accounting Officer
Aviva plc
St. Helen's, 1 Undershaft
London EC3P 3DQ, England

> **Re: Aviva plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed and Amended March 16, 2015**
> **File No. 001-34486**

Dear Mr. Rogers:

We have limited our review to only your financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

<u>Financial Statements</u>
<u>Financial Statements of the Company, page 240</u>

1. Profit for the year and total equity in the financial statements of the Company differs from the corresponding amount in the consolidated financial statements. Tell us why and why you do not account for your investment in subsidiaries under the equity method in the financial statements of the Company, if true.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant